This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES REVISED 2020 BUDGET AND GUIDANCE

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, March 11, 2020 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an amendment to its 2020 capital budget and guidance.

2020 Outlook

The 2020 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

Global reaction to the spread of COVID-19 and the resultant reduction in oil demand has negatively affected current and future forecasts of oil prices in 2020. This has been compounded by OPEC+, led by Saudi Arabia and Russia, failing to reach an agreement on constraining output in face of lower global demand to support global oil prices and Saudi Arabia and Iraq’s stated intention to discount April deliveries and increase supply into the market.  Oil prices are now markedly lower than those the Company used as the basis for its 2020 capital program.

TransGlobe maintains a strong balance sheet with modest debt, and its operated 100% position across its producing assets gives it significant capital flexibility and a high degree of discretion in its forward investment program. The Company intends to use all available tools to minimize balance sheet risk and position itself for future success.

The Company has re-evaluated its priorities in the short term and is taking decisive action to reduce its previously announced capital program in 2020, and focus only on those investments that are critical to HSE and value preservation. In addition, and to balance the reduction in capital investment, the Company is analyzing operating costs both in Egypt and Canada to identify all possible optimization opportunities.

In light of the global oil price disruption, the Company has decided to suspend its first quarter dividend payment to manage cash, until such a time that it is appropriate to reinstate. The Board of Directors will evaluate its decision on a semi-annual basis going forward. TransGlobe regularly communicates with its lenders, with current long term debt outstanding of $37 million and remains confident in its ability to weather the current oil price disruption.  The Company currently holds $26.5 million in cash on hand.

Contingency plans have been implemented to protect TransGlobe’s staff and contractors and ensure business continuity in light of COVID-19. At this time, the virus is not expected to have a significant impact on the Company’s day-to-day operations.

As a result of the reduced 2020 capital program, total corporate production is now expected to range between 13.3 and 14.3 Mboepd (mid-point of 13.8 Mboepd) for 2020 with a 93% weighting to oil and liquids. Egypt oil production is expected to range between 11.3 and 12.1 Mbopd (mid-point of 11.7 Mbopd) in 2020. Canadian production is expected to range between 2.0 and 2.2 Mboepd (mid-point of 2.1 Mboepd) in 2020. The 2020 mid-point production guidance broken out by product type is summarized below:

Mid-point production guidance	Egypt	Canada	Total
Light and medium crude oil (Bbls/d)	957	706	1,663
Heavy crude oil (Bbls/d)	10,743	-	10,743
Natural gas (Mcf/d)	-	5,394	5,394
Natural gas liquids (Bbls/d)	-	495	495
Total (Boepd)	11,700	2,100	13,800

The Company is not providing guidance on its estimated funds flow from operations for 2020 given funds flow from operations and inventory in any given period are dependent upon the timing and market price of crude oil sales in Egypt, each of which is uncertain.

The below chart provides a comparison of well netbacks in the Company’s Egyptian and Canadian assets under multiple price sensitivities. A typical Cardium well produces both oil, natural gas, and NGLs. The price of each commodity varies significantly, therefore the below chart presents the netback of each revenue stream separately.

Netback sensitivity
Benchmark crude oil price ($/Bbl)	30.00	40.00	50.00	60.00	70.00
Benchmark natural gas price ($/Mcf)	0.75	0.95	1.10	1.30	1.50
Netback (US$/Boe)
Egypt - crude oil[1]	(2.07)	2.06	5.84	8.07	10.31
Canada - crude oil[2]	13.94	22.74	31.04	39.28	47.50
Canada - natural gas and NGLs[2]	(2.28)	(0.82)	0.10	1.36	2.90
[1]

Egypt assumptions: using anticipated 2020 Egypt production profile, Gharib Blend price differential estimate of $12.00/bbl applied consistently at all price points, concession differentials of 4%, 5% and 3% applied to WG/WB/NWG, respectively, operating costs estimated at ~$9.50/bbl, and maximum cost recovery resulting from accumulated cost pools in WG and NWG.

[2]

Canada assumptions: using anticipated 2020 Canada production profile, Edmonton Light price differential estimate of C$5.40/bbl, Edmonton Light to Harmattan discount of C$2.50 per bbl, operating costs estimated at ~C$11.40/boe, NGL mixture price at 45% of Edmonton Light, and takes into consideration Canadian tax pools.

2020 Revised Capital Budget

The Company’s revised 2020 budgeted capital program is $7.1 million (before capitalized G&A) and includes $5.0 million for Egypt and $2.1 million for Canada. This reduced plan includes two wells (one in Egypt and one in Canada) that were spudded prior to the recent oil price disruption and capital related to HSE, select recompletions and workovers as well as certain land retention commitments.

Egypt

The $5.0 million Egypt program is 100% allocated to development. The primary focus of the 2020 Egypt budget is the drilling of the HW-2A development well at West Bakr, targeting the Yusr sands. This well spudded prior to the price disruption. Other expenditures include required HSE equipment, contractual training bonuses and select recompletion and well optimization projects that have robust economics even in low price environments.

Canada

The $2.1 million Canada program consists of one horizontal (multi-stage stimulated) well targeting the Cardium light oil resource in South Harmattan (the 100/13-16-029-03W5/0 well). This well also spudded prior to the price disruption. The well will be drilled but will not be completed in order to preserve the economic value of the flush production that comes from the initial phase of production for this type of well.

The revised 2020 capital program is summarized in the following table:

	TransGlobe 2020 Capital ($MM)				Gross Well Count
	Development		Exploration		Drilling
Concession	Wells	Other[1]	Wells	Total[2]	Development	Exploration	Total
West Gharib	-	-	-	-	-	-	-
West Bakr	1.2	3.8	-	5.0	1	-	1
NW Gharib	-	-	-	-	-	-	-
South Ghazalat	-	-	-	-	-	-	-
Egypt	1.2	3.8	-	5.0	1	-	1
Canada	1.7	0.4	-	2.1	1	-	1
2020 Total	2.9	4.2	-	7.1	2	-	2
Splits (%)	100%		0%	100%	100%	0%	100%
1	Other includes completions, workovers, recompletions and equipping.

This table may not total due to rounding.

2020 Hedging

TransGlobe’s operations expose it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. Each of TransGlobe’s hedging transactions are related to an underlying financial position or future crude oil and natural gas production.  The Company had the following 2020 hedges in place as at March 1, 2020:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00
Mar 2020 - Jun 2020	3-Way Collar	320,000	50,000	54.00	70.00	46.50
Mar 2020 - Jun 2020	3-Way Collar	100,000	25,000	55.00	72.70	45.00
March 2020	Collar	195,000	195,000	50.00	51.45	-

TransGlobe believes by taking these swift cost cutting measures that the Company will be positioned to take advantage of opportunities for growth that may be created in these disruptive times. In addition, the Company will continue to monitor commodity prices and can react positively to improvements if warranted.  In the meantime all of our staff are currently safe and continuing to work to maximize shareholder value.

Advisory on Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, plans to re-evaluate the decision reinstate dividends on a semi-annual basis going forward, the Company's ability to weather the current oil price disruption, the expected impact of the COVID-19 on the Company's day-to-day operations, estimated corporate production for 2020, estimated well netbacks in the Company’s Egyptian and Canadian assets under multiple price sensitivities and plans to drill but not complete the 100/13-16-029-03W5/0 well.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release have the meanings set forth below:

Bopd                barrels of oil per day

MBopd             thousand barrels of oil per day

Bbl                  barrels

Bbls/d             barrels per day

Boe                 barrel of oil equivalent

Boepd             barrels of oil equivalent per day

MBoepd           thousand barrels of oil equivalent per day

Mbbls/d           thousand barrels per day

Mcf                  thousand cubic feet

Mcf/d               thousand cubic feet per day

For further information, please contact:
TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Sole Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

FTI Consulting (Financial PR)	+44 (0) 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan

Tailwind Associates (Investor Relations)
Darren Engels	darren@tailwindassociates.ca http://www.tailwindassociates.ca +1 403.618.8035 investor.relations@trans-globe.com http://www.trans-globe.com +1 403.264.9888